Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lionheart Group, Inc. and Soukup, C. Duncan (1)	2. Issuer Name and Ticker or Trading Symbol PVC Container Corporation (PVCC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 118 E. 25th Street 8th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 06/2001
(Street) New York, NY 10010		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	06/25/2001	P		6,200	A	$2.96		D
	06/26/2001	P		1,000	A	$3.07		D
	06/28/2001	P		10,000	A	$3.05		D
	06/29/2001	P		10,000	A	$3.12	949,105(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This Form 4 is filed jointly by Lionheart Group, Inc. ("Lionheart") and C. Duncan Soukup. Mr. Soukup may be deemed to indirectly own 10% of the shares of Common Stock outstanding of the Issuer and Lionheart directly owns more than 10% of the shares of Common Stock outstanding of the Issuer.

(2) 942,105 of these shares of Common Stock are owned directly by Lionheart. By virtue of being the sole director and President of Lionheart, Mr. Soukup may be deemed to have sole voting power and beneficial ownership of these shares. Mr. Soukup disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. 7,000 of these shares of Common Stock are owned directly by Mr. Soukup.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ C. Duncan Soukup **Signature of Reporting Person C. Duncan Soukup* *As President of Lionheart Group, Inc. and Individually	07/09/2001 Date
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